December 29, 2014	David J. Saul
T +1 650 617 4085
F +1 650 566 4232
david.saul@ropesgray.com

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Carbylan Therapeutics, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 16, 2014
CIK No. 0001348911

Dear Mr. Riedler:

On behalf of Carbylan Therapeutics, Inc. (the “Company”), we are responding to the comment letter received on December 18, 2014 (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Staff”). The Company previously submitted an Amendment No. 2 to Draft Registration Statement on Form S-1 on December 16, 2014 to the SEC on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. In response to the comment set forth in the Comment Letter, the Company is publicly filing its Registration Statement on Form S-1 with this response letter. For your convenience, we have repeated the Staff’s comment in bold face type before the Company’s response below.

Financial Statements

Notes to the Financial Statements

7.	Convertible Promissory Notes, page F-23

1. If the conversion feature of the notes requires derivative accounting treatment, please tell us why it is appropriate to also record a beneficial conversion feature. Cite the applicable literature that supports you accounting treatment.

The Company respectfully submits to the Staff the following clarification in regards to the conversion features of the convertible promissory notes: The convertible promissory notes contain

Jeffrey P. Riedler	- 2 -	<December 29, 2014>

four conversion features. Those features are: (1) automatic conversion upon an initial public offering; (2) automatic conversion upon a qualified offering; (3) repayment of 120% of the outstanding principal upon a change in control; and (4) Series B Preferred Stock conversion. The two automatic conversion features and the repayment of 120% of the outstanding principal upon a change in control meet the definition of a derivative in accordance with ASC 815 as these features are essentially put options settled at a substantial premium with either cash, in the case of the repayment feature, or a variable number of shares of stock, in the case of the automatic conversion features, and thus not clearly and closely related to the host instrument. The Series B Preferred Stock conversion feature is not a derivative in accordance with ASC 815 because the Series B Preferred Stock conversion feature does not meet the net settlement requirement under ASC 815-10-15-83. Therefore, the Series B Preferred Stock conversion feature does not require bifurcation from the convertible promissory notes. The Company evaluated the Series B Preferred Stock Conversion feature in accordance with ASC 470-20 and determined that a beneficial conversion feature is present. The beneficial conversion feature results from the difference between the fair value of the Company’s common stock at the date of issuance and the Series B Preferred Stock Conversion price of $1.2026 at the date of issuance. The Company intends to revise the disclosure in Footnote 7 as follows (revised text shown bold/underlined):

Due to the automatic conversion features contained in the Notes, the actual number of shares of common stock or preferred stock that would be required if a conversion of the Notes was made through the issuance of the Company’s common or preferred stock cannot be predicted. In addition, the conversion that occurs upon a change in control of the Company meets the definition of a put option and is not closely related to the debt. As a result, the automatic conversion features and put option, exclusive of the Series B conversion feature as described in previous paragraphs, require derivative accounting treatment and will be bifurcated from the Notes and marked to market each reporting period through the statement of operations and comprehensive loss. The fair value of the automatic conversion features and put option of the Notes, exclusive of the Series B conversion feature as described in previous paragraphs, was recorded as a derivative liability instrument that will be measured at fair value at each reporting period. The Company estimated the fair value of the derivative by estimating the fair value of the Notes with and without the conversion derivative. To calculate the fair value of the Notes without the conversion derivative, the Company estimated the present value of the expected cash payments at an assumed discount rate of 8.25%. To calculate the fair value of the Notes with the conversion feature, the Company calculated the present value of the Notes upon conversion at an initial public offering, and the present value of the Notes at an equity financing. The risk-free rate for the assumed discount period is estimated at .05% and .15% in the respective conversion scenarios. The Company applied a probability of occurrence to all of the conversion scenarios and estimated a weighted value of the Notes with the conversion feature. The difference between the fair value of the Notes with and without the conversion features is the derivative. The value of the derivative at the date of issuance is $1,067,000. There was no change in the derivative for the nine months ended September 30, 2014.

Jeffrey P. Riedler	- 3 -	<December 29, 2014>

The Company determined that the Notes contain a beneficial conversion feature related to the conversion feature of the Notes into Series B convertible preferred stock. The beneficial conversion feature results from the difference between the fair value of the Company’s common stock at the date of issuance and the Series B Preferred Stock Conversion price of $1.2026 at the date of issuance. The beneficial conversion feature is $2,275,000 as of the date of issuance and is recorded as a debt discount that will be amortized until the Note maturity date. Any changes in the beneficial conversion amount at the date of an actual conversion will be recorded at that time.

Should you have any follow-up questions, please do not hesitate to contact me at (650) 617-4085.

Very truly yours, ROPES & GRAY, LLP

/s/ David J. Saul
David J. Saul

DJS:ams

cc:	T. Michael White, Carbylan Therapeutics, Inc.